Exhibit 1

News release
For Immediate Release
Montréal, November 10, 2008
BCE and Bell Canada Announce Cash Tender Offers for Certain Outstanding Debt Securities and BCE Announces the Mailing of Letters of Transmittal
BCE Inc. (TSX, NYSE: BCE) and Bell Canada announced today that they have commenced cash tender offers for any and all of the outstanding 7.35% Series C Notes due October 30, 2009 (the “Notes”) issued by BCE, and any and all of the outstanding 6.15% Debentures, Series M-2, due June 15, 2009 and 5.50% Debentures, Series M-16, due August 12, 2010 (the “Debentures”) issued by Bell Canada. The tender offers are being made in connection with the privatization of BCE by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, and affiliates of Providence Equity Partners Inc., Madison Dearborn Partners, LLC and Merrill Lynch Global Private Equity.
BCE is offering to purchase the Notes and Bell Canada is offering to purchase the Debentures for a purchase price equal to the Canada Yield Price applicable to the respective debt securities and accrued and unpaid interest up to but excluding the closing date of the privatization. The tender offers, which are conditional on the consummation of the privatization, will be open for acceptance until 12:00 noon (Montreal time) on December 10, 2008, unless the offers are withdrawn, varied or extended. The completion of the privatization is scheduled to occur on December 11, 2008.
The tender offers are subject to the conditions discussed in the offers to purchase and in the letters of acceptance and transmittal, including the completion of the privatization of BCE. The tender offers are not conditional on any minimum aggregate principal amount of Notes or Debentures being tendered.
It is anticipated that outstanding Notes and Debentures not tendered and purchased by BCE or Bell Canada pursuant to the tender offers will be redeemed pursuant to their terms, following the giving of notices of redemption by BCE and Bell Canada on or after the time of consummation of the privatization of BCE.
This press release is merely a notification of the tender offers and is neither an offer to purchase nor a solicitation of an offer to sell the Notes or Debentures. The tender offers are being made only pursuant to the offers to purchase dated November 10, 2008 and related letters of acceptance and transmittal.

The holders of Notes or Debentures should read the entire offers to purchase and the letters of acceptance and transmittal before making their decision to tender their Notes or Debentures, as applicable. The offers to purchase and the letters of acceptance and transmittal of BCE and Bell Canada may be obtained at www.sedar.com or without charge from Computershare Investor Services Inc. at 1-800-564-6253 or CIBC Mellon Trust Company at 1-800-387-0825, the depositaries for the Notes and Debentures, respectively.
In addition, BCE announced that the mailing to its shareholders of the letters of transmittal and the related letter of instruction for the proposed privatization transaction will start today. These documents outline the necessary documentation required to be sent to Computershare Investor Services Inc. for BCE shareholders to receive, in relation with the proposed privatization, the applicable consideration in exchange for their deposited common and/or preferred shares of BCE.
Caution Concerning Forward-Looking Statements
This news release contains forward-looking statements relating to the privatization of BCE, the anticipated redemption of Notes and Debentures not tendered to the tender offers, and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions including, without limitation, the inherent uncertainty regarding the conduct, outcome, and timing of any litigation. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize.
The timing and completion of the privatization transaction is subject to each of the parties fulfilling their commitments under the transaction documents and to a number of terms and conditions, including, without limitation, the provisions of, and certain termination rights available to the parties under, the definitive agreement dated June 29, 2007, as amended, including by the final amending agreement dated July 4, 2008, governing the terms of the transaction. The conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the definitive agreement may exercise their termination rights, in which case the privatization transaction could be modified, restructured or terminated, as applicable. Failure to complete the privatization transaction could have a material adverse impact on the market price of BCE’s shares.
The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise.

Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the privatization transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2007 annual management’s discussion and analysis (“MD&A”) dated March 5, 2008 included in the Bell Canada Enterprises 2007 Annual Report, BCE’s 2008 First Quarter MD&A dated May 6, 2008, BCE’s 2008 Second Quarter MD&A dated August 5, 2008, BCE’s 2008 Third Quarter MD&A dated October 28, 2008, the definitive agreement dated June 29, 2007, as amended, including by the final amending agreement dated July 4, 2008, and BCE’s management proxy circular dated August 7, 2007, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.
About BCE
BCE is Canada’s largest communications company, providing the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. BCE also holds an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada and the United States. For corporate information on BCE, please visit www.bce.ca.
About Bell
Bell is Canada’s largest communications company, providing consumers with solutions to all their communications needs, including telephone services, wireless communications, high-speed Internet, digital television and voice over IP. Bell also offers integrated information and communications technology (ICT) services to businesses and governments, and is the Virtual Chief Information Officer (VCIO) to small and medium businesses (SMBs). Bell is proud to be a Premier National Partner and the exclusive Telecommunications Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Bell is wholly owned by BCE Inc. For information on Bell’s products and services, please visit www.bell.ca.

For inquiries, please contact:

Jacques Bouchard	Thane Fotopoulos
Bell, Media Relations	BCE, Investor Relations
514 391-2007	514 870-4619
1 877 391-2007	thane.fotopoulos@bell.ca
jacques.bouchard1@bell.ca